Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES FIRST QUARTER 2006 FINANCIAL AND OPERATING RESULTS

Calgary, May 10, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces the release of its first quarter 2006 financial and operating results. The unaudited financial statements, notes and MD&A are filed on SEDAR and are available on Harvest’s website on the ‘Financial Information – Financial Reports’ page. All figures reported herein are Canadian dollars unless otherwise stated.

Strategic Highlights:

  Successfully completed the integration of Viking Energy Royalty Trust ("Viking") into Harvest following closing of the transaction on February 3. First quarter results include approximately one month of Harvest standalone and 2 months of the combined entity;
  Realized numerous benefits from the merger, including significant cost savings on bank interest, transportation, and economies of scale for procuring oilfield products and services, and we have identified potential cost savings in insurance and Information Systems. Since the merger, we have also experienced increased interest in Harvest from new Canadian and global investors;
  Achieved average daily production of 53,014 BOE/d in the quarter, 50% higher than 35,386 BOE/day recorded in the first quarter of 2005. At the end of the first quarter, Harvest had estimated behind pipe production of approximately 2,800 BOE/d, which is expected to have a positive impact on production volumes in subsequent quarters;
  Completed a successful winter drilling program at Hay River, despite having only acquired the property in late 2005. Early production results of the new drills and optimization projects are exceeding expectations;
  Effectively delivered a substantial and successful development capital expenditure program of $103 million, drilling 82 gross wells with a 98% success rate. This reflects the technical strengths of Harvest’s team and our ability to compete in a challenging and competitive market for oilfield services and expertise;
  Cash flow of $101 million ($1.23 per Trust Unit), excluding one time cash transaction costs of $5.1 million, for the first quarter of 2006 was 92% higher than $52.7 million ($1.25 per Trust Unit) recorded in the same period the prior year. Harvest’s first quarter is not reflective of the combined entity’s expected cash flow on a go-forward basis as it only contains two months of Viking’s operations as well as one-time integration costs;
  Identified and evaluated further acquisition opportunities that would enable Harvest to use our operational and development expertise to enhance new properties and further add value. Harvest successfully acquired an additional property in our Hay River, B.C. area, expanding and supplementing our future drilling potential in this important region, as well as completing several smaller consolidating acquisitions in other areas;
  Focused on the identification of improved oil recovery projects designed to grow Harvest’s reserve life index (RLI), including commissioning a study to identify major enhanced oil recovery opportunities on select properties within our asset base;
  Continued to execute Harvest’s underlying strategy of pursuing value creation and enhancement opportunities through our disciplined capital program combined with ongoing cost reduction activities. With our favourable oil-weighted commodity mix, longer RLI, identified development opportunities, access to a large undrawn credit facility, strong technical team, and low non-Canadian ownership, Harvest is well positioned for long-term sustainability and to continue generating value for unitholders.

Financial & Operating Highlights

The table below provides a summary of Harvest's financial and operating results for the three month period ended March 31, 2006 and 2005.

	Three months ended

FINANCIAL ($000s except where noted)	March 31, 2006	March 31, 2005
Revenue, net(1)	131,432	16,538

Cash Flow(2)	100,971	52,687
Per Trust Unit, basic(2)	$1.23	$1.25
Per Trust Unit, diluted(2)	$1.22	$1.19

Net income	(33,937)	(43,070)
Per Trust Unit, basic	$(0.41)	$(1.02)
Per Trust Unit, diluted	$(0.41)	$(1.02)

Distributions declared(3)	94,812	36,126
Distributions declared, per Trust Unit	$1.11	$0.60
Payout ratio (2)(3)	94%	48%
Capital asset additions (excluding acquisitions), cash	103,239	23,223
Bank debt	201,652	103,665

Production
Light to medium oil (bbl/d)	23,900	15,614
Heavy oil (bbl/d)	15,182	14,473
Natural gas liquids (bbl/d)	1,709	780
Natural gas (mcf/d)	73,337	27,114
Total daily sales volumes (BOE/day)	53,014	35,386
(1) Revenues are net of royalties and risk management activities.
(2) These are non-GAAP measures; please refer to "Non-GAAP Measures" in the first quarter 2006 MD&A.
(3) Ratio of distributions declared to Cash Flows, excluding special distribution of $10.7 million settled with the issuance of Trust Units in 2005.

Message to Unitholders

The first quarter of 2006 was an active and successful period for Harvest, as we closed the merger with Viking following approval by over 95% of the voting unitholders of each trust on February 2, and executed a capital program of over $100 million. We are pleased with the speed and efficiency of the Viking integration, and despite having only closed the transaction on February 3, benefits from the combination are already being realized.

These benefits include an expanded credit facility with more favourable lending terms, and more efficient Information Systems. In addition, combining our organizations enabled Harvest to capture annual savings of $500,000 in our transportation costs by redirecting natural gas volumes to optimize pipeline capacity charges. Further, given the size of our capital program, we benefit from greater buying power and economies of scale when procuring oilfield products and services. We expect this will lead to cost savings in excess of $5 million in 2006 alone.

Harvest’s oil-weighted commodity mix (50% light/medium oil, 25% heavy and oil sands production and 25% natural gas) is supported by our access to large, original-resource-in-place (ORIP) hydrocarbon deposits on our working interest acreage. A key element of our strategy is to enhance the ultimate recovery from these ORIP properties through drilling, fluid handling, optimization and the implementation of improved recovery technology. Based on our major assets containing ORIP of approximately 1.8 billion barrels of oil equivalent (BOE), a 1% increase in recovery could result in 18 million BOE of incremental reserves being recovered. With our efficient capital program and technical expertise, we will strive to increase recovery by an average of 5 to 10% on these major properties.

As anticipated, Harvest’s first quarter payout ratio was higher than our target, but does not reflect our forecast payout ratio for subsequent quarters. This higher payout ratio is primarily due to the increased distribution level in the first quarter, lower than expected natural gas prices and wider heavy oil differentials.

Our first quarter production of 53,014 BOE/d was in-line with expectations, given that it reflected only two months of combined Harvest and Viking production, and one month of Harvest standalone production. Production was negatively impacted at the winter access only Hay River property due to the significant drilling and facility construction undertaken in the first quarter, the benefits of which are expected to be realized in subsequent quarters. As a result of this activity, production was down approximately 760 BOE/d through the quarter, but these volumes are now back on-stream. At the end of the first quarter, Harvest had approximately 2,800 BOE/d awaiting tie-in, which includes approximately 1,500 BOE/d from our Hay River winter drilling program, 1,000 BOE/d in our Markerville and Ferrier areas, and approximately 300 BOE/d from other areas. These volumes are expected to come on-stream through the second quarter. We expect that production will run relatively flat through the balance of the year, exiting the year at approximately 61,000 BOE/d, resulting in an annual average of approximately 60,000 BOE/d.

During the first quarter, we continued to execute Harvest’s strategy of pursuing value creation and enhancement opportunities through our disciplined capital program, combined with ongoing cost reduction activities. To that end, we successfully delivered a substantial and successful development program of $103 million in the quarter, resulting in the drilling of 82 gross wells (69.4 net wells) with a 98% gross success rate (99% net). Executing a capital program of this size in a single quarter amidst fierce competition for rigs and services while completing a major corporate integration is a testament to the commitment and technical strengths of Harvest’s team, and the ability of our organization to successfully compete in a challenging and competitive market. Of our total development capital, 78% was invested in drilling and related activities, with the remainder in projects such as optimization enhancements and operating expense reduction initiatives.

One example of our success in the capital program is the upgrading of pumping technology at our Hay River property to replace the existing jet pumps with more efficient and effective electrical submersible pumps (ESPs). The benefit of replacing the jet pumps with ESPs is to increase the ultimate recovery of oil from each horizontal well with a more reliable technology.

We remained very active through the first quarter in our business development activities to identify and pursue acquisition opportunities. A property in our Hay River area was acquired for $18.4 million, which supplements our future drilling and development inventory, and we also successfully completed several small consolidation acquisitions in other areas. With increased competition for assets in Western Canada and the experience of our team in the international arena, Harvest may consider assets or opportunities outside the Western Canadian Sedimentary Basin. However, we remain committed to our strategy of only pursuing acquisitions that create value for our unitholders.

Consistent with our strategy of sustainability, we continue to focus on medium and longer term development opportunities within our asset base. For example, during the first quarter, a third party study we commissioned identified major enhanced oil recovery (EOR) opportunities on some of our properties. We expect to conduct similar studies on other large resource-in-place properties to identify additional improved recovery projects that can further grow our RLI, extend the life of our assets, and allow us to take advantage of a large hydrocarbon base that offers significant value creation potential.

With our favourable oil-weighted commodity mix, longer RLI, opportunities within our asset base, access to a large undrawn credit facility, strong technical team, and low (33%) non-Canadian ownership, Harvest is well positioned for long-term sustainability and to continue generating value for unitholders. We appreciate the ongoing support of our unitholders, the tireless efforts of our staff members, and I look forward to reporting on our continued progress in future quarters.

Harvest will be hosting a conference call and Webcast to discuss our first quarter 2006 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on May 11th, 2006. Callers may dial 1-877-888-3490 (international callers or Toronto local dial 416-695-5259) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-888-509-0081 (international callers or Toronto local dial 416-695-5275) and entering passcode 619784.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is one of Canada’s largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Harvest’s current production is weighted approximately 75% to crude oil and liquids and 25% to natural gas. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca